Exhibit 99.1

FedEx Pricing Agreement

Agreement Number: 3961003Customer Name: TA OPERATING LLC, SONESTA INTERNATIONAL HOTELS CORPORATION, FIVE STAR QUALITY CARE, INC. and REIT MANAGEMENT& RESEARCH LLC

Effective Date: See Below ("Effective Date")
Customer, including any of each company’s divisions, subsidiaries and affiliates, a majority (defined as 51%) of whose voting stock is directly or indirectly owned by Customer ("Customer" herein), and FedEx agree to enter into this FedEx Pricing Agreement (the "Agreement") subject to the following terms and conditions.
1. Pricing. FedEx agrees to provide to Customer transportation services under the terms contained in this Agreement. Pricing for FedEx Express and/or FedEx Ground and/or FedEx SmartPost services is attached and incorporated by reference. A courtesy copy of Customer's pricing reflected as net rates is available upon request from Customer's FedEx sales professional. Net rate sheets are provided as a courtesy and are not incorporated within the Agreement.

The pricing provided to Customer is for Customer's exclusive use and benefit and may not be resold or otherwise extended to any other party without prior written consent of FedEx. The pricing is effective the later of the date identified above, if any, or within five business days following possession of a fully executed Agreement by FedEx's authorized representative ("Effective Date"). Only the account and barcode numbers verified by FedEx will participate in the pricing. Only the billed account and barcode number will receive the applicable pricing and revenue credit. To add an account or location, Customer must notify the FedEx sales executive in writing at least seven days in advance.
2. Service Guide. Each shipment made with FedEx is subject to the country of origin location's terms and conditions of carriage and the FedEx Service Guide in effect at the time of shipment, which terms are incorporated into this Agreement by reference. FedEx reserves the right to modify the FedEx Service Guide, including a modification of the published transportation rates, at anytime without notice. Customer is directed to the FedEx web site www.fedex.com for changes in the FedEx Service Guide. In the event there is a conflict between this Agreement and the FedEx Service Guide, the provisions of this Agreement control. FedEx SmartPost shipments under this agreement are subject to the terms and conditions set forth at www.fedex.com/us/smartpostguide in effect on date of shipment.
3. Payment Terms. Payment is due at the time services are rendered. FedEx may, however, extend credit privileges. The invoice date begins the credit term cycle, and payment is due within the number of days specified below from the invoice date. However, invoices for duties and taxes are payable on receipt. Customer agrees that remaining current on all payables is a condition to the extension of credit and pricing. Failure to comply with payment terms may result in denial of credit or removal of applicable pricing. FedEx reserves the right to discontinue credit privileges at any time upon notice and for any reason.
Payment Terms: 15 days
4. Automation. Customer agrees that all shipping locations will use a FedEx online or FedEx compatible shipping solution that is approved and authorized by FedEx, and an agreement for the placement or use of any such shipping solution shall be accepted prior to such use.
5. Confidentiality. Both FedEx and Customer agree that the terms of this Agreement, including the attached pricing, are confidential and shall be held in strict confidence by both parties and may not be disclosed unless required by law. Customer agrees not to post or publicly display the terms or the pricing. FedEx and Customer also agree that any discussions or negotiations regarding the attached pricing or any changes thereto (including but not limited to future pricing offerings) are also confidential and are pursuant to this provision of confidentiality. Notwithstanding the foregoing, disclosure to subsidiaries, affiliates and related entities of FedEx is permitted without prior authorization.
6. Term. This Agreement commences on the Effective Date and continues until terminated by either party.

7. Termination. Either party may terminate this Agreement immediately upon notice for the other party's noncompliance with its terms. Either party may terminate this Agreement without cause and without penalty at any time upon 30 days prior written notice to the other.
8. Prior Agreements. This Agreement supersedes all Pricing Agreements and Addenda, if any, for FedEx Express and/or FedEx Ground and/or FedEx SmartPost services between FedEx and Customer for the designated account(s) and bar code number(s) relating to the services and package types covered by this Agreement and identified on the respective pricing attachments.
9. No Modifications. Any alterations to this document by either party will render it null and void.
10. Other. This Agreement does not provide for the shipment of alcohol or other items or commodities that may be prohibited by law or by the FedEx Service Guide and/or FXF 100 Series Rules Tariff, as applicable. Such commodities require a separate agreement.
11. Electronic Storage. Either Party may copy this completed Agreement for electronic storage in a non-editable format, at which time the paper form of this Agreement may be destroyed. Customer and FedEx each agree that following the electronic storage of this Agreement, any hard copy printout of that electronically stored information will constitute an original of this Agreement.
12. Offer Expiration. This Offer of pricing expires if not signed by 06/20/2015.
IN WITNESS WHEREOF, the parties hereby execute this Agreement as of the last date provided below:

TA OPERATING LLC ("Customer")	FEDERAL EXPRESS CORPORATION AND FEDEX GROUND PACKAGE SYSTEM, INC. (collectively, "FedEx") By their agent FedEx Corporate Services, Inc.
By: /s/ Mark R. Young	By: /s/ Craig A. French
Print Name: Mark R. Young	Print Name: Craig A. French
Title: Executive Vice President and General Counsel	Title: World Wide Account Manager
Date: May 29, 2015	Date: June 17, 2015
SONESTA INTERNATIONAL HOTELS CORPORATION ("Customer")	Employee No.: 395593 REIT MANAGEMENT& RESEARCH, LLC (“Customer”)
By: /s/ Carlos Flores	By: /s/ David Lepore
Print Name: Carlos Flores	Print Name: David Lepore
Title: President and Chief Executive Officer	Title: President
Date: May 29, 2015 FIVE STAR QUALITY CARE, INC. ("Customer")	Date: May 29, 2015
By: /s/ Bruce J. Mackey Jr.
Print Name: Bruce J. Mackey Jr.
Title: President and Chief Executive Officer
Date: May 29, 2015